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INVEST IN **HIVE SOCIAL, INC.**

Hive was created to give a modern, revitalizing take on social media

hivesocial.app Fountain Valley CA B2C Minority Founder Mobile Apps

Highlights

1. 📈 $10 billion global social media market annually
2. 🔥 Distribution on the iOS App Store 600K app downloads to date
3. 🙌 Strategic partnerships with Google Cloud, iHeartMedia, and Universal Music Group

Our Founder



Kassandra Pop Founder

I noticed an increasing demand for a new social media app as dissatisfaction with current ones increased. I self-taught myself how to code in summer 2019, deployed our first version in October 2019, and have since scaled Hive Social to 600K users.

Consumers of social media apps like Instagram have become increasingly dissatisfied with their app updates. Criticism turned into desperate questions of what alternative social media apps there were. I realized there were none, but also realized I could create my own. I wanted people to feel happy using social media again instead of frustrated.

Pitch



The Problem

1.
Visibility

Relevant posts from friends and family are hidden, hard to find, or impossible to find due to complex algorithms.

2.
Overwhelming Interface

Current apps continue to clone each other's features creating an oversaturated interface that overwhelms tech illiterate users.

3.
Limitations

Most mainstream social media apps allow for no room for customization. This was a big factor in Hive's influx of users.

4.
Disregarded Feedback

Users have expressed concerns and complaints. With massive userbases providing feedback, users remain unheard as platforms hyperfocus on creating markets and oversaturation of advertisement.

The Solution

1.
Content Friendly Algorithm

Hive users are able to toggle between a chronological and curated algorithm on features, while their home feed remains chronological.

2.
Creator Economy

Hive supports content creators through subscription-based follows and Gifts. Subscriptions require users to pay for access to the creators exclusive content. This allows creators to have a monthly recurring revenue. Gifts that are redeemable as cash once the minimum withdrawal amount is reached.

3.
Customization

Hive allows users to customize their profile through color themes, songs, badges, and zodiac signs. These details make the Hive experience more personal and fun.

4.
Privacy

Users gravitate towards Hive because it's a place where they can have a private environment which allows them to reduce social pressures and post more.



Tik Tok

Tik Tok is video only which can be engaging but users can't listen to music, casually type text or share image as there is an expectation of thought and production to create that engagement.



Instagram

Instagram doesn't have text posts or reposting which leaves users wanting to share which they can only do through stories. Stories as a repost fucntion can be overwhelming. They also announced a pivot into video focus which leaves a gap for an image focused social media.



Twitter

Our advantage over Twitter is having an organized image gallery and free color themes (twitter users have been requested but instead they recieved nft pfp's)

| Video | Video | Text |





Content Discovery

Creator Economy

Customization & Privacy

How is Hive different?

- Content Friendly Algorithm
- Creator Economy
- Customization
- Privacy

Use of Investment

The funding received will be used for

- Server Costs
- iOS & Android Development
- Partnerships with influencers
- Marketing







Android Demand

@_peccatrix_
Zarek

I'm so glat @TheHive_Social is going to be released for Android. Maybe my motivation to work on something for social media will return 🧡

Twitter for Android

@JoseOGomez721
JoseOGomez721

It's about freaking time! I have been waiting since January 2021 for Hive Social to come to Android! Signed up for the beta!!

Twitter for Android

@WaitingForHive
Waiting for Hive Android

ITS OUR TIME ANDROID BESTIES! I CANT WAIT TO DOWNLOAD THE BEST APP ON THE APPSTORE!

Twitter for Android

+ Thousands more requests and beta sign ups



Greatest social media app ★★★★★
Dejuan100

Such a free and inspiring social platform, highly recommend it!

What our reviews say

I LOVE IT!!! ★★★★★
caliboyyy99

As someone who's tired of the boring old platforms, Hive brings us back to the roots of social media. Gorgeous design and easy to use, I freaking love it!!!!

"Refreshing"
WAVESBY ★★★★★

I love Hive Social... I think Twitter and Instagram will have some good competition in the years to come. I'm happy to be one of the first to join the

Ultimate Social Media
Jjkkbdss

A little bit of everything with this app! Truly love it. I really hope this becomes a larger more wide spread platform because it's truly great.

Great App but better Developers
Ashleysmovingcastle

These guys are so helpful and truly care about what people think of their app. You can tell love goes into every Update

happy to be one of the first to join the
hive journey.

★ ★ ★ ★ ★

because it's truly great.

★ ★ ★ ★ ★

★ ★ ★ ★ ★